October 5, 2005

via U.S. mail and facsimile to 011 44 20 7717 4455

David Lloyd
Executive Director, Finance
Corus Group plc
30 Millbank
London SW1P 4WY
England

	RE:	Corus Group plc
		Form 20-F for the fiscal year ended January 1, 2005
		Filed March 31, 2005

		File No. 1-10120

Dear Mr. Lloyd:

      We have reviewed your response letter dated September 9,
2005
and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F for the fiscal year ended January 1, 2005

Accounting Policies, pages 50-51

	1.	We note your response to prior comment 3 in our letter
dated August 2, 2005.  Based on your response, we believe it would be
useful to tell readers that the most difficult accounting aspect with
regard to the recognition and measurement of a rationalisation and redundancy provision is frequently whether or not the appropriate measurement criteria have been met to determine if a provision should
actually be made under GAAP.   If necessary you should discuss the
measurement criteria.






Presentation II - Basis of Consolidation, page 89

2.	We have reviewed your response to prior comment 4 in our
letter
dated August 2, 2005. Please provide us with additional detailed information for us to fully understand how you reached the conclusion
that Corus Nederland should be consolidated under US GAAP.   As
you
indicated in your response, consideration needs to be given to whether the existence of the Supervisory Board and its rights clearly demonstrates that you cannot invoke the appropriate control
necessary
for consolidation.
?        Address each of the Board`s significant rights and
indicate
how those rights impacted your conclusion that consolidation is appropriate under US GAAP.
?        By analogy to EITF 96-16, address whether the Board`s
rights
are protective rights or substantive participating rights.
?       Tell us who is currently on the Supervisory Board and
explain
their relationship to Corus Group. Tell us whether the make-up of Supervisory Board impacted you conclusion regarding the appropriateness of consolidation. If so, tell us whether future changes to the make-up of the Supervisory Board could impact your conclusions regarding the appropriateness of consolidation.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Jenn Do at (202) 551-3743, Jeanne Baker at
(202) 551-3961 or me at (202) 551-3689 if you have questions regarding these comments.


								Sincerely,



								John Hartz
Senior Assistant Chief Accountant


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David Lloyd
Corus Group plc
October 5, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE